June 4, 2019

Steven Raack
Chief Executive Officer
Vitalibis, Inc.
3960 Howard Hughes Parkway, Suite 500
Las Vegas, NV 89169

       Re: Vitalibis, Inc.
           Registration Statement on Form S-1
           Filed May 16, 2019
           File No. 333-231550

Dear Mr. Raack:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed May 16, 2019

General

1. We note your disclosure on the cover page and elsewhere that "[t]he specific terms of any securities to be offered by [you] . . . and the specific manner in which they may be offered, will be described in a supplement to [your] prospectus." Accordingly, this appears to be a delayed offering under Rule 415 of the Securities Act. Please provide us with your detailed legal analysis regarding why you believe you are eligible to conduct a delayed offering under Rule 415 of the Securities Act. Alternatively, please revise to provide all required disclosure regarding the primary offering and the securities offered therein in this registration statement, or remove the references to a primary offering from this registration statement.
 Steven Raack
Vitalibis, Inc.
June 4, 2019
Page 2


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Joshua Lobert, Staff Attorney, at 202-551-7150 or Sara von Althann, Staff
Attorney, at 202-551-3207 with any questions.



                                                           Sincerely,
FirstName LastNameSteven Raack
                                                           Division of
Corporation Finance
Comapany NameVitalibis, Inc.
                                                           Office of Real
Estate and
June 4, 2019 Page 2                                        Commodities
FirstName LastName